SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
                 under Section 12(g) of the Securities Exchange
               Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934

                          Commission File Number 1-12


                            The Quaker Oats Company
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             (Exact name of registrant as specified in its charter)


         321 North Clark Street, Chicago, Illinois 60610 (312) 222-7111
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           8.63% - 9.34% Series B medium-term notes due through 2019 6.50% - 7.48% Series C medium-term notes due through 2024 6.45% - 7.78% Series D medium-term notes due through 2026
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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        |_|         Rule 12h-3(b)(1)(i)        |X|
         Rule 12g-4(a)(1)(ii)       |_|         Rule 12h-3(b)(1)(ii)       |_|
         Rule 12g-4(a)(2)(i)        |_|         Rule 12h-3(b)(2)(i)        |_|
         Rule 12g-4(a)(2)(ii)       |_|         Rule 12h-3(b)(2)(ii)       |_|
                                                Rule 15d-6                 |_|


         Approximate number of holders of record as of the certification or notice date: Less than 300 persons.

         Pursuant to the requirements of the Securities Exchange Act of 1934, The Quaker Oats Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: August 2, 2001                          THE QUAKER OATS COMPANY


                                              By:   /s/ John G. Jartz
                                                 ------------------------------
                                                 Name:  John G. Jartz
                                                 Title: Senior Vice President